

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

William Brennan
Chief Executive Officer
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, CA 95110

Re: Credo Technology Group Holding Ltd
Draft Registration Statement on Form S-1
Exhibit No. 10.9
Submitted August 12, 2021
CIK No. 0001807794

Dear Mr. Brennan:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance